UNITED STATES

SECURITIES AND EXCHANGE COMMISSION OMB APPROVAL

WASHINGTON, D.C. 20549 OMB Number : 3235-0058

Expires: January 31, 2005

Form 12b-25 Estimated average burden

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NOTIFICATION OF LATE FILING

SEC FILE NUMBER 811-10385

CUSIP NUMBER

(Check One): [ ] Form 10-K [ ] Form 20-K [ ] Form 10-Q [X] Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-K

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Pacific Funds

___________________________________________________________________________________

Full Name of Registrant

___________________________________________________________________________________

Former Name if Applicable

700 Newport Center Drive

___________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Newport Beach, CA 92660

___________________________________________________________________________________

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report,semi-annual report, transition report on Form

10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-

25(c) has been attached if applicable

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its semi-annual report on Form N-SAR for the period ended September 30,2002 because of delays in completing the Form related to the initial implementation by the Registrant of the disclosure controls and procedures of the Registrant as mandated under Rule 30a-2 under the Investment Company Act of 1940. The Registrant is a

multi-manager fund with nine separate portfolio managers and a number of third-party service providers, each of which has a role in completion of the Form N-SAR and each of which must be consulted in connection therewith pursuant to the Registrant's disclosure controls and procedures. As this is the initial Form N-SAR filed under the Registrant' new disclosure controls and procedures, a delay in filing is necessary to complete this process.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (02-02)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification

Robin S. Yonis 949 219-6767

_________________ _______ ___________

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities

Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the

Corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively an quantitatively,

and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________________________________________________________________________________________

Pacific Funds

____________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 27, 2002 By: Thomas C. Sutton

Thomas C. Sutton, Trustee and Chairman

of the Board of Trustees of the Registrant

(Principal Executive Officer)